Dreyfus Connecticut Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT May 31, 2006



YOU, YOUR ADVISOR AND

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Connecticut Municipal Money Market Fund, Inc., covering the six-month period from December 1, 2005, through May 31, 2006.

Since June 2004, the Federal Reserve Board (the "Fed") has attempted to manage U.S. economic growth and forestall potential inflation by gradually raising short-term interest rates. In our view, the Fed's shift from a stimulative monetary policy to a neutral one has so far been successful: the economy has grown at a moderate pace, the unemployment rate has dropped, corporate profits have risen, and inflation has generally remained in check despite recent cost pressures stemming from higher energy and import prices.

As we near the second half of the year, the financial markets appear more likely to be influenced not by what the Fed already has accomplished, but by investors' expectations of what is to come, including the Fed's decision to increase rates further, maintain them at current levels or reduce them to stimulate future growth. We believe that this decision will depend largely on the outlook for core inflation in 2007. The Fed probably can stand pat as long as it expects inflation to remain subdued. But if inflationary pressures continue to build, the Fed may choose to tighten monetary policy further.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2006



DISCUSSION OF FUND PERFORMANCE

Bill Vasiliou, Portfolio Manager

How did Dreyfus Connecticut Municipal Money Market Fund perform during the period?

For the six-month period ended May 31, 2006, the fund produced an annualized yield of 2.50%. Taking into account the effects of compounding, the fund also produced an annualized effective yield of 2.53%.[1]

We attribute the fund's performance to rising short-term interest rates as well as supply-and-demand factors affecting tax-exempt money market instruments.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and maintenance of liquidity.

To pursue this goal, the fund normally invests substantially all of its assets in short-term, high-quality municipal obligations that provide income exempt from federal and Connecticut state personal income taxes.

In managing the fund, we normally employ two primary strategies. First, we attempt to add value by constructing a portfolio of high-quality municipal money market instruments that provide income exempt from federal and Connecticut state personal income taxes. Second, we actively manage the fund's weighted average maturity based on our anticipation of interest-rate trends and supply-and-demand changes in Connecticut's short-term municipal marketplace while anticipating the liquidity needs of the fund.

For example, if we expect an increase in short-term supply, we may reduce the fund's weighted average maturity, which should better position the fund to purchase new securities with higher yields, if higher yields materialize. Yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities, which are generally issued with maturities in the one-year range, may lengthen

the fund's weighted average maturity if purchased. If we anticipate limited new-issue supply, we may extend the fund's weighted average maturity to maintain prevailing yields for as long as we deem appropriate. At other times, we typically try to maintain a weighted average maturity that reflects our view of short-term interest-rate trends, liquidity needs and future supply-and-demand considerations.

What other factors influenced the fund's performance?

The U.S. economy continued to grow at a relatively robust pace over the reporting period. Although inflationary pressures appeared to remain benign at the end of 2005, the first five months of 2006 saw inflation-related concerns intensify when first quarter Gross Domestic Product ("GDP") posted a strong 5.3% annualized growth rate, prices of industrial commodities rose and energy prices surged to record highs. In its ongoing effort to forestall inflation, the Federal Reserve Board (the "Fed") raised short-term interest rates four times, driving the overnight federal funds rate to 5% by the reporting period's end.

On a national level, yields of tax-exempt securities rose along with the federal funds rate, reaching their highest levels since May 2001. However, yields of shorter-dated municipal money market instruments tended to rise more than longer-dated municipal securities, reducing the difference in the yields provided by tax-exempt securities with maturities between six months and three years.

With less need among most states and municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the volume of newly issued money market securities fell compared to the same period one year earlier. This decrease in the supply of tax-exempt money market instruments was met by robust investor demand, putting downward pressure on yields. In fact, because of narrow yield differences in the six-month to three-year range, many investors who typically do not focus on municipal money market eligible securities turned to shorter-term instruments.

Connecticut participated in the U.S. economic recovery, and higher tax revenues enabled the state to balance its budget for the current fiscal year and replenish its "rainy day" reserves. However, pension liabilities

continue to loom as a potential impediment to Connecticut's fiscal health in the future.

In this environment, we generally focused on short-term tax-exempt instruments, including floating-rate securities, to capture higher yields as interest rates rose. In addition, we attempted to boost yields and manage market volatility through investments in tax-exempt commercial paper, municipal notes and seasoned municipal bonds maturing over a three- to nine-month time frame. As a result, the fund's weighted average maturity was slightly longer than industry averages over much of the reporting period.

What is the fund's current strategy?

Recent mixed economic data and comments by Fed members have made the outlook for interest rates more uncertain. Although we currently expect at least one more rate hike before the Fed pauses in its tightening campaign, we have "laddered" the fund's holdings over the next few months, a strategy in which holdings mature at different times to help protect the fund from potential market volatility.

In addition, we expect issuance volume to increase during the summer when a significant number of states and municipalities traditionally come to market, which could cause tax-exempt yields to rise. Should we become convinced that interest rates have peaked, we may purchase newly issued Connecticut securities and increase the fund's weighted average maturity in an attempt to lock in competitive yields. Of course, we are prepared to revise our strategies as market conditions change.

June 15, 2006

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes for non-Connecticut residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund would have produced an annualized yield of 2.47% and an annualized effective yield of 2.50%.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Connecticut Municipal Money Market Fund, Inc. from December 1, 2005 to May 31, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.26
Ending value (after expenses)	$1,012.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended May 31, 2006

Expenses paid per $1,000†	$ 3.28
Ending value (after expenses)	$1,021.69

† *Expenses are equal to the fund's annualized expense ratio of .65%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

May 31, 2006 (Unaudited)

Short-Term Investments—100.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut—99.1%				
Bethany, GO Notes, BAN	3.92	10/5/06	1,875,000	1,877,202
Brookfield, GO Notes, BAN	3.96	6/15/06	3,590,000	3,591,499
Colchester, GO Notes (Insured; MBIA)	2.37	6/15/06	200,000	199,943
Connecticut (Liquidity Facility; Merrill Lynch Capital Services)	3.49	6/7/06	5,495,000 [a,b]	5,495,000
Connecticut, GO (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	3.46	6/7/06	2,000,000 [a,b]	2,000,000
Connecticut, GO (Insured; FSA and Liquidity Facility; Merrill Lynch Capital Services)	3.46	6/7/06	4,190,000 [a,b]	4,190,000
Connecticut, GO Notes	4.68	6/15/06	600,000	600,250
Connecticut, GO Notes	5.00	6/15/06	200,000	200,121
Connecticut, GO Notes (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale)	3.54	6/7/06	600,000 [a]	600,000
Connecticut, GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; PB Capital Finance Inc.)	3.52	6/7/06	14,725,000 [a,b]	14,725,000
Connecticut, Special Tax Obligation, Refunding (Transportation Infastructure Program) (Insured; FSA)	1.96	9/1/06	500,000	498,766
Connecticut, Special Tax Obligation, Refunding (Transportation Infrastructure Program) (Insured; FSA)	4.89	10/1/06	100,000	100,531

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut, State Revolving Fund General Revenue	1.97	10/1/06	250,000	248,889
Connecticut Development Authority, Airport Hotel Revenue, Refunding (Bradley Airport Hotel Project) (LOC; TD Banknorth, N.A.)	3.50	6/7/06	3,350,000 [a]	3,350,000
Connecticut Development Authority, IDR (Capitol District Energy Project) (LOC; Bank of Nova Scotia)	3.25	6/7/06	10,500,000 [a]	10,500,000
Connecticut Development Authority, IDR (Energy Network Sina Project) (LOC; Bank of America)	3.25	6/7/06	4,300,000 [a]	4,300,000
Connecticut Development Authority, IDR (Imperial Electric Assembly Project) (LOC; Wachovia Bank)	3.61	6/7/06	1,420,000 [a]	1,420,000
Connecticut Development Authority, IDR (Lapham-Hickey Steel Corp.) (LOC; Bank of Montreal)	3.58	6/7/06	4,995,000 [a]	4,995,000
Connecticut Development Authority, Solid Waste Disposal Facility Revenue (Rand-Whitney Containerboard Limited Partnership Project) (LOC; Bank of Montreal)	3.26	6/7/06	3,945,000 [a]	3,945,000
Connecticut Development Authority, Water Facility Revenue (Connecticut Water Co. Project) (LOC; Citizens Bank of Rhode Island)	3.26	6/7/06	1,250,000 [a]	1,250,000
Connecticut Health and Educational Facilities Authority, Private Schools Revenue (Taft School) (LOC; Wachovia Bank)	3.23	6/7/06	6,500,000 [a]	6,500,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Connecticut Health and Educational Facilities Authority, Revenue (Central Connecticut Coast YMCA) (LOC; Citizens Bank of Rhode Island)	3.50	6/7/06	4,240,000 a	4,240,000
Connecticut Health and Educational Facilities Authority, Revenue (Eagle Hill School) (LOC; The Bank of New York)	3.47	6/7/06	5,990,000 a	5,990,000
Connecticut Health and Educational Facilities Authority, Revenue (Greenwich Family YMCA) (LOC; The Bank of New York)	3.47	6/7/06	5,000,000 a	5,000,000
Connecticut Health and Educational Facilities Authority, Revenue (Hotchkiss School Issue) (Liquidity Facility; Northern Trust Company)	3.51	6/7/06	600,000 a	600,000
Connecticut Health and Educational Facilities Authority, Revenue (Trinity College Issue) (Insured: MBIA)	4.09	7/1/06	100,000	100,048
Connecticut Housing Finance Authority (Housing Mortgage Finance Program) (Insured; AMBAC and Liquidity Facility; DEPFA Bank PLC)	3.47	6/7/06	5,200,000 a	5,200,000
Connecticut Housing Finance Authority, Revenue (GIC; Rabobank Nederland and Liquidity Facility; Merrill Lynch)	3.52	6/7/06	650,000 a,b	650,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; Citibank NA)	3.54	6/7/06	3,915,000 a,b	3,915,000
Connecticut Housing Finance Authority, Revenue (Liquidity Facility; FHLMC)	3.33	6/7/06	8,286,000 a	8,286,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
Danbury, GO Notes	4.18	8/1/06	100,000	100,149
East Haven, GO Notes, BAN	3.95	8/25/06	2,140,000	2,145,047
Fairfield, GO Notes	4.92	6/15/06	250,000	250,135
Glastonbury, GO Notes, Refunding	3.91	8/1/06	100,000	100,017
Groton City, GO Notes, BAN	4.44	2/14/07	500,000	503,410
Groton Town, GO Notes (Insured; MBIA)	5.33	8/1/06	265,000	265,770
Groton Town, GO Notes, BAN	3.45	7/28/06	1,100,000	1,100,168
Groton Town, GO Notes, BAN	3.96	7/28/06	2,390,000	2,394,626
Meriden, GO Notes (Insured; AMBAC)	4.37	8/1/06	1,000,000	1,001,446
Monroe, GO Notes, BAN	4.44	3/16/07	750,000	755,714

Northeast Tax Exempt Bond Grantor
  Trust, Revenue (LOC; Bank of
  America)
	3.61	6/7/06	3,533,000 [a,b]	3,533,000

Oxford, GO Notes, BAN	3.95	8/4/06	1,180,000	1,181,520
Plainfield, GO Notes, BAN	4.20	10/10/06	3,000,000	3,009,478
Regional School District Number 005, GO Notes, BAN	4.44	11/29/06	1,000,000	1,006,002
Regional School District Number 006, GO Notes, BAN	3.70	8/11/06	560,000	560,845

Shelton Housing Authority,
  Revenue (Crosby Commons
  Project) (LOC; Wachovia Bank)
	3.51	6/7/06	1,525,000 [a]	1,525,000

Southeastern Connecticut Water
  Authority, Working Capital and
  Organizational Fund Notes
	3.95	3/9/07	500,000	501,857

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Connecticut (continued)				
West Haven, GO Notes (Insured; AMBAC)	4.62	7/1/06	265,000	265,262
West Haven, GO Notes, BAN	3.95	8/24/06	4,065,000	4,071,871
Westbrook, GO Notes, BAN	3.96	7/14/06	4,000,000	4,004,618
U.S. Related—1.3%				
Guam International Airport Authority, General Revenue (Insured; MBIA)	4.87	10/1/06	175,000	175,534
Puerto Rico Commonwealth, GO, Public Improvement (Insured; MBIA)	5.50	7/1/06	200,000	200,269
Puerto Rico Commonwealth, GO, Public Improvement, Refunding (Insured; MBIA)	5.18	7/1/06	250,000	250,338
Puerto Rico Electric Power Authority, Power Revenue, Refunding (Insured; MBIA)	6.02	7/1/06	1,100,000	1,102,533
Total Investments (cost $134,567,242)			**100.4%**	**134,572,858**
Liabilities, Less Cash and Receivables			**(.4%)**	**(598,217)**
Net Assets			**100.0%**	**133,974,641**

[a] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2006, these securities amounted to $34,508,000 or 25.8% of net assets.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**RAC**	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes	**RAW**	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue	**SAAN**	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement	**SFHR**	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue	**SONYMA**	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue	**TAN**	Tax Anticipation Notes
TAW	Tax Anticipation Warrants	**TRAN**	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance		

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	79.3
AAA,AA,A[c]		Aaa,Aa,A[c]		AAA,AA,A[c]	4.2
Not Rated[d]		Not Rated[d]		Not Rated[d]	16.5
					100.0

†   *Based on total investments.*
[c]   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
[d]   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	134,567,242	134,572,858
Interest receivable		1,028,176
Prepaid expenses		16,538
		135,617,572
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		64,567
Cash overdraft due to Custodian		1,527,000
Payable for shares of Common Stock redeemed		10,002
Accrued expenses		41,362
		1,642,931
Net Assets ($)		**133,974,641**
Composition of Net Assets ($):		
Paid-in capital		133,978,602
Accumulated net realized gain (loss) on investments		(9,577)
Accumulated gross unrealized appreciation on investments		5,616
Net Assets ($)		**133,974,641**
Shares Outstanding		
(1 billion shares of $.001 par value Common Stock authorized)		133,990,045
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended May 31, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**2,220,762**
Expenses:	
Management fee–Note 2(a)	352,599
Shareholder servicing costs–Note 2(b)	57,562
Professional fees	26,740
Prospectus and shareholders' reports	10,127
Registration fees	8,794
Custodian fees	6,924
Directors' fees and expenses–Note 2(c)	3,214
Miscellaneous	10,666
Total Expenses	**476,626**
Less–reduction in management fee due to	
undertaking–Note 2(a)	(20,180)
Net Expenses	**456,446**
Investment Income–Net	**1,764,316**
Realized and Unrealized Gain (Loss) on Investments–Note 1(b) ($):	
Net realized gain (loss) on investments	4,782
Net unrealized appreciation on investments	4,797
Net Realized and Unrealized Gain (Loss) on Investments	**9,579**
Net Increase in Net Assets Resulting from Operations	**1,773,895**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended May 31, 2006 (Unaudited)	Two Months Ended November 30, 2005[a]	Year Ended September 30, 2005
Operations:			
Investment income−net	1,764,316	537,420	2,158,017
Net realized gain (loss) on investments	4,782	543	21
Net unrealized appreciation on investments	4,797	349	453
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,773,895**	**538,312**	**2,158,491**
Dividends to Shareholders from ($):			
Investment income−net	**(1,764,316)**	**(537,420)**	**(2,158,017)**
Capital Stock Transactions ($1.00 per share):			
Net proceeds from shares sold	165,742,311	58,341,993	244,027,953
Dividends reinvested	1,735,680	521,018	2,122,365
Cost of shares redeemed	(182,930,255)	(65,618,185)	(236,035,608)
Increase (Decrease) in Net Assets from Capial Stock Transactions	**(15,452,264)**	**(6,755,174)**	**10,114,710**
Total Increase (Decrease) in Net Assets	**(15,442,685)**	**(6,754,282)**	**10,115,184**
Net Assets ($):			
Beginning of Period	149,417,326	156,171,608	146,056,424
End of Period	**133,974,641**	**149,417,326**	**156,171,608**

[a] *The fund has changed its fiscal year end from September 30 to November 30.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended May 31, 2006 (Unaudited)	Two Months Ended November 30, 2005[a]	Year Ended September 30,				
			2005	2004	2003	2002	2001
Per Share Data ($):							
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:							
Investment income—net	.012	.003	.014	.005	.006	.010	.027
Distributions:							
Dividends from investment income—net	(.012)	(.003)	(.014)	(.005)	(.006)	(.010)	(.027)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.51[b]	2.09[b]	1.44	.47	.57	.99	2.70
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets	.68[b]	.72[b]	.67	.64	.65	.65	.61
Ratio of net expenses to average net assets	.65[b]	.65[b]	.65	.63	.64	.64	.61
Ratio of net investment income to average net assets	2.50[b]	2.09[b]	1.44	.47	.58	1.00	2.60
Net Assets, end of period ($ x 1,000)	133,975	149,417	156,172	146,056	160,715	197,363	254,824

[a] The fund has changed its fiscal year end from September 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies

Dreyfus Connecticut Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and Connecticut state income taxes as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represent amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $14,359 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to November 30, 2005. If not applied, $9 of the carryover expires in fiscal 2006, $2,575 expires in fiscal 2007, $10,138 expires in fiscal 2010 and $1,637 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal periods ended November 30, 2005 and September 30, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At May 31, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2005 through May 31, 2006 to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $20,180 during the period ended May 31, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder

inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2006, the fund was charged $36,336 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2006, the fund was charged $14,523 pursuant to the transfer agency agreement.

During the period ended May 31, 2006, the fund was charged $1,926 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $58,661, chief compliance officer fees $1,605 and transfer agency per account fees $5,000, which are offset against an expense reimbursement currently in effect in the amount of $699.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

At a meeting of the fund's Board of Directors held on April 18, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee, Expense Ratio, and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe")

that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates, total operating expenses, and total return performance. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the Expense Group and Expense Universe.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended February 28, 2006. The Board noted that there were only four other funds in the Expense Group and that the fund's contractual and actual management fees were lower than two of the Expense Group funds. The Board also noted that the fund's total expense ratio was lower than three of the Expense Group funds and lower than its Expense Universe median.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2006, and placed significant emphasis on comparisons of total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted that the fund was the number two performer in its Performance Group on a total return basis for each reported time period up to 10 years. The Board further noted that the fund achieved a range of first and second quintile total return rankings (the first quintile reflecting the highest performance ranking group) among its Performance Universe for each of these time periods.

Representatives of the Manager noted that there were no similarly managed mutual funds, institutional separate accounts, or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies and, as to mutual funds only, reported in the same Lipper category, as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously pro-

vided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus
Connecticut Municipal
Money Market Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0101SA0506